FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding dividend increase agreed at the General Shareholders’ Meeting.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 917 532 821 www.repsol.com

Madrid, May 14th 2009

Number of pages: 8

Amid the sharp decline of oil prices and economic activity

REPSOL APPROVES A 5% DIVIDEND INCREASE AT ITS ANNUAL GENERAL MEETING

•	The shareholders agree to the appointment of Maria Isabel Gabarró as an independent board member and re-elect the General Counsel of the Company Luis Suarez de Lezo to the board.

•	The gross dividend for 2008 rises 5% to 1.05 euros per share.

•	Repsol posted a net income of 2.711 billion euros for 2008.

•	In 2008 Repsol drilled a record number of wells and participated in three of the world’s five largest discoveries.

•	In 2009, the company is the world’s second most successful offshore explorer.

•	The company has implemented 800 cost-saving measures to save more than 1.5 billion euros during 2009.

•	“Our cashflow and liquidity ensure the company can continue with its investment plans,” said Chairman Antonio Brufau.

Press Release

Repsol Chairman Antonio Brufau today presided over the company’s annual general meeting, which approved a gross dividend of 1.05 euros per share payable from 2008 earnings, an increase of 5% from 2007.

During his speech, Brufau referred to 2008’s results, when the company posted net income of 2.711 billion euros despite the sharp fall in crude prices and the drastic contraction of the economy in the second half of the year. In this complex international environment the recurring operating income, excluding inventory effects, rose 4.8% to 5.503 billion euros.

Of the company’s core business, the Exploration and Production unit (Upstream) posted operating income of 2.258 billion euros, a rise of 20% compared with the year earlier. The Refining, Marketing, LPG and chemicals (Downstream) businesses posted an operating income of 1.111 billion euros, negatively affected by a 729 million-euro decline in the value of inventories compared with 2007 based on current accounting rules.

Shareholder Returns

The 2008 earnings allowed the board to propose to the AGM the payment of a gross dividend of 1.05 euros per share, a rise of 5% from that paid from 2007 earnings. The total amount paid from 2008 earnings is 1.282 billion euros, which represents 47.3% of the year’s net income.

This payout is in line with that of the other companies in the industry and with the company’s shareholder returns policies set out in the 2008-2012 Strategic Plan.

Record exploratory success

Antonio Brufau highlighted the significant oil and gas finds made in 2008, when the company took part in three of the world’s five largest hydrocarbons discoveries. During 2009 Repsol has made a record number of discoveries, making it the world’s second-most successful offshore explorer.

The discoveries have been made in areas of key strategic importance for the company, namely Gulf of Mexico, Brazil and North of Africa, validating the growth vectors outlined in the 2008-2012 Strategic Plan.

Press Release

Meeting the Strategic Plan goals

Repsol’s Chairman also referred to the expansion projects of the Cartagena and Petronor refineries, which will be financed entirely with cash generated by the company. The expansion of the Cartagena facility, which will double its production capacity and make it one of the world’s most modern refineries, is the biggest industrial investment in the history of Spain.

Brufau also mentioned the Peru LNG project, which includes construction and operation of a liquefaction plant, and the start of operations at the Canaport regasification terminal in Canada, one of the largest in North America, which will supply the Eastern coast of Canada and the Northeast of the United States.

Regarding YPF, Brufau highlighted the sale of a 15% stake to Grupo Petersen to incorporate a local partner to the affiliate. This deal is a significant contribution of the diversification of the Repsol’s asset-base and helps boost organic growth.

First Quarter of 2009: Earnings in a difficult economic environment

Repsol posted operating income, excluding inventory effects, of 963 million euros in the first quarter of 2009, 27.7% less than that obtain in the same period of the previous year. Net income, including such effect, was 516 million euros, a decline of 57.4% when compared to the first quarter of 2008.

Brufau explained that these earnings took place in an environment dominated by a fall of almost 55% fall in oil prices and a 50% drop in gas realization prices. Despite the global economic downturn and credit crisis, Repsol has liquidity of 7 billion euros and is in a solid financial position to forge ahead with its investment plans.

The Chairman also explained the company’s 1.5 billion-euro cost savings plan for 2009, focused on reviewing current expenses as well as the company’s contracting and purchases. The company has already implemented more than 800 initiatives aimed at cutting costs. Brufau included in this policy of austerity his decision to freeze his own salary as well as that of board members and company management, highlighting their commitment to Repsol’s strategic projects, which are the ones that guarantee the company’s future.

Press Release

Board Members

Luis Suarez de Lezo, General Counsel of the Company, was re-elected to the company’s board at the shareholders’ meeting, and Maria Isabel Gabarro was appointed as new board member. According to the Regulations of the Board of Directors of Repsol YPF and the recommendations of the Spanish Unified Good Governance Code, Mrs. Gabarro is classified as an independent Board member.

Antonio Hernandez Gil gave up his seat on the Board following a recommendation from the Spanish Unified Good Governance Code regarding the maximum tenure of independent board members. Antonio Brufau thanked Antonio Hernandez-Gil for his dedication contribution and loyalty to the company during his years as board member, and also for his initiative and example regarding transparency and good governance.

Corporate Responsibility

During his speech, Brufau expressed his satisfaction that Repsol remains one of the most recognisable oil companies internationally in terms of corporate responsibility and in terms of job creation for the disabled.

Brufau referred to the efforts the company has made to allow easy access to its service stations and buildings. Repsol currently has 348 disabled employees in qualified technical positions, and employs a further 170 people with disabilities, making it the largest Spanish employer of its kind.

Repsol has also this year created an Annual Report which is accessible to disabled users, and the company has saved 37 tons of paper compared with last year by developing a digital version, avoiding the felling of 400 trees.

Press Release

HIGHLIGHTS OF 2009

New management structure

Repsol’s board of directors yesterday approved a on February 26th changes to the company’s management structure aimed at simplifying and concentrating the management team. The new structure reduces by three the number of business units and is a rationalisation and simplification of Repsol’s management structure, reinforcing multidisciplinary business profiles with a global vision and ability to adapt to change.

New board member

Repsol’s board agreed on March 25th to propose to shareholders at the May 14th annual general meeting the appointment of Maria Isabel Gabarro Miquel as an independent member of the board, replacing Antonio Hernandez-Gil whose departure will become effective from the day of the Annual General Meeting.

Repsol wins “Gold Class” company award

The Sustainability Yearbook 2009 published by PricewaterhouseCoopers and Sustainable Asset Management (SAM) awarded Repsol the “Gold Class” company distinction, one of only five companies to win the award out of 109 surveyed from the oil and gas industry. Repsol was especially commended for its strategy to combat climate change and its relationship with indigenous communities.

Reinforcement of Repsol presence in Trinidad and Tobago

Repsol Chairman Antonio Brufau pledged on February 17th to increase the company’s investments in Trinidad and Tobago and to take part in new bidding rounds for exploration acreage. Repsol is present in the country through its Atlantic LNG terminal, from which 20% of Spain’s gas is sourced.

Press Release

Preliminary agreement with Ecuador

On March 13th Repsol reached an agreement with the government of Ecuador that will allow the establishment of a stable contractual framework within a year.

As part of the agreement, the license to operate Block 16 has been extended by six years from 2012 to 2018, and a provisional one-year term has been established during which the Ecuadorian government will reduce taxes on extraordinary benefits from 99% to 70%. Over the next year, a long-term service contract will be negotiated to definitively regulate Repsol’s activities in Ecuador.

Start of production at the Shenzi field

At the end of March, Repsol began producing oil and gas from the Shenzi development in the deepwater area of the Gulf of Mexico, in one of the world’s most attractive offshore oil–producing areas, where Repsol holds 72 exploration licenses.

The producing platform, has a nominal capacity of 100,000 barrels of oil per day and 50 million cubic feet per day of gas. It’s fed by seven wells connected to the platform, is expected to be expanded to a total of 15 producing wells. The project to develop the first phase was completed ahead of time and within budget.

Unprecedented exploratory success

Four new gas finds in Algeria

On January 26, Repsol has made three new gas finds in Algeria’s Sahara desert: One in the Reggane basin, where the company has already had a number of successes, another in the Ahnet Basin, and a third in the Berkine Basin. Initial production tests showed output of 1 million cubic metres/day, indicating the new finds have high gas potential. On April 1st, Repsol made a new find in the Ahnet basin, to the east of the prolific Reggane basin, confirming the potential of the area and offering new development possibilities. Repsol operates the consortium which drilled the TGFO-1 well with a 33.75% stake

Press Release

Significant oil find in the Gulf of Mexico

Repsol has made a significant new oil find in the deepwater area of the Gulf of Mexico, in US waters. The discovery was made in the Buckskin well in Keathley Canyon, 300 kilometres offshore Houston. Repsol is the operator of the well which shows indications of the existence of significant light and sweet oil resources. It is adjacent to and of a similar geological structure to the Chevron-operated Jack field.

Gas find in Moroccan waters

Repsol discovered gas in the Tanger-Larache area, 40 kilometres from the coast of Morocco. The find, Repsol’s seventh in 2009, follows the discoveries in Algeria, Brazil and the Unites states.

Two columns of gas totalling 90 metres were uncovered in the Anchois-1 well drilled to a depth of 2,359 metres. Repsol operates the consortium with a 36% stake. Gas Natural owns 24%, Dana has a 15% stake and ONHYM owns the remaining 25%.

The Santos Basin, an area of enormous potential

Repsol and Petrobras confirmed on April 13th the commercial viability of a discovery made in January in the Piracuca well, in the BM-S-7 block of Brazil’s Santos Basin. Preliminary estimates indicate there could be 550 mboe of oil in place of light oil and natural gas. The great potential of the area has made it one of Repsol’s main growth vectors.

On April 15th, Repsol announced a new discovery in the Santos’s Basin. The well known as Iguazú, is located in block BM-S-9, 340 kilometres off the Sao Paulo coast and at 2,140 meters deep, in the same evaluation area as the Carioca and Guara fields. The discovering consortium, formed by Petrobras with 45% (operator), BG Group with 30% and Repsol with 25%, will continue to evaluate the area and anticipate a new well shortly. The preliminary tests in the Iguazu well indicate high quality light oil at a depth of 4.900 meters.

On January 15th Repsol had notified Brazilian regulators of indications of hydrocarbons in the Panoramix well (S-M-674), in the BM-S-48 area 180 kilometres from the coast of Sao Paulo, at a depth of 170 metros in the Santos Basin.

Press Release

First find offshore Libya

Repsol has made its first offshore hydrocarbons discovery off the coast of Libya, a country where Repsol has a key presence as the largest foreign oil company. The well, drilled to a depth of 4,820 metres in 50 metres of water, is the first drilled in block NC202, about 15 kilometres offshore Libya. The block is located in the Sirte Basin, and was awarded to Repsol and its partners in November 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 18th, 2009	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer